OPERATING AGREEMENT FOR LIQUIDVINEYARDS, LLC

A MEMBER-MANAGED LIMITED LIABILITY COMPANY

1.   COMPANY FORMATION

1.1.   FORMATION**.** The Member(s) have formed LiquidVineyards, LLC, a Montana Limited Liability Company (the "Company"). This Operating Agreement is entered into and effective as of the date it is adopted by the Member(s).

1.2.   REGISTERED AGENT. The name and location of the Company's registered agent will be stated in the company's formation documents.

1.3.   TERM. The Company will continue perpetually unless:

(a)   Member(s) whose capital interest as defined in Article 2.2 exceeds 50 percent vote for dissolution;

(b)   Any event which causes the Company's business to become unlawful;

(c)   The death, resignation, expulsion, bankruptcy, retirement of a Member or the occurrence of any other event that terminates the continued membership of a Member of the Company; or

(d)   Any other event causing dissolution of the Company under applicable state laws.

1.4.   In the event of an occurrence described in Section 1.3(c), if there are at least two remaining Member(s), those Member(s) have the right to continue the business of the Company. This right can be exercised only by the unanimous vote of the remaining Member(s) within ninety (90) days after the occurrence of an event described in Section 1.3(c). If not exercised, the right of the Member(s) to continue the business of the Company will expire.

1.5.   BUSINESS PURPOSE. The Company will conduct any lawful business deemed appropriate in carrying out the company's objectives.

1.6.   PRINCIPAL PLACE OF BUSINESS. The Company's principal place of business will be stated in the formation documents, or as selected by the Member(s).

1.7.   THE MEMBER(S). Upon execution of this Agreement, WineCapital is admitted as the sole Member.

1.8.   OWNERSHIP. The Company shall be owned initially one hundred (100%) by WineCapital, LLC, a Montana Limited Liability Company.

1.9.   ADMISSION OF ADDITIONAL MEMBERS. Additional Members may only be admitted to the Company through a Certificate of New Membership issuance by the company of new interest in the Company or as otherwise provided in this Agreement.

2.   PROFITS, LOSSES, AND DISTRIBUTIONS

2.1.   PROFITS/LOSSES. For financial accounting and tax purposes, the Company's net profits or net losses will be determined on an annual basis. These profits and losses will be allocated to the Member(s) in proportion to each Member's capital interest in the Company as set forth in this agreement below, as amended, and in accordance with federal law.

2.2.   DISTRIBUTIONS. The Member(s) will determine and distribute available funds annually or as they see fit. "Available funds" refers to the net cash of the Company available after expenses and liabilities are paid. Upon liquidation of the Company or liquidation of a Member's interest, distributions will be made in accordance with the positive capital account balances or pursuant to federal law. To the extent a Member has a negative capital account balance, there will be a qualified income offset, as provided by federal law.

3.   MANAGEMENT

3.1.   MANAGEMENT OF THE BUSINESS. The Member(s) are responsible for the management of the Company.

3.2.   POWERS OF MEMBER(S). All Member(s) are authorized on the Company's behalf to make decisions as to:

(a)   the sale, development, lease, or other disposition of the Company's assets;

(b)   the purchase or other acquisition of other assets;

(c)   the management of all or any part of the Company's assets;

(d)   the borrowing of money and the granting of security interests in the Company's assets;

(e)   the pre-payment, refinancing, or extension of any loan affecting the Company's assets;

(f)   the compromise or release of any of the Company's claims or debts; and

(g)   the employment of persons, firms, or corporations for the operation and management of the Company's business.

   The Member(s) are further authorized to execute and deliver:

(h)   all contracts, conveyances, assignments leases, sub-leases, franchise agreements, licensing agreements, management contracts, and maintenance contracts covering or affecting Company assets;

(i)   all checks, drafts, and other orders for the payment of the Company's funds; (y) all promissory notes, loans, security agreements, and other similar documents; and

(j)   all other instruments of any other kind relating to the Company's affairs.

4.   <u>ACTIONS BY MEMBER(S); MEETINGS</u>

4.1.   <u>ACTIONS BY MEMBER(S); MEETINGS; QUORUM; MAJORITY</u>. The Member(s) may vote, approve a matter or take any action by the vote of Member(s) at a meeting, in person or by proxy, or without a meeting by written consent. For any meeting of Member(s), the presence in person, or by proxy of a Majority in Interest (as defined in this paragraph) at the time of the action taken constitutes a quorum for the transaction of business. "Majority in Interest" means at any time, those Member(s), with respect to which a Withdrawal Event has not occurred holding greater than fifty percent (50%) of the percentage interests of the Company.

4.2.   <u>ACTION BY IN-PERSON APPROVAL</u>. An action approved at a meeting by a Majority in Interest shall be the action of the Member(s). Member(s) may participate in annual meetings and special meetings by means of conference telephone or other similar communications equipment by means which all person participating in the meeting can hear each other, and participation in such a fashion shall constitute presence in person at such meeting.

4.3.   <u>ACTION BY WRITTEN CONSENT</u>. Any action may be taken by the Member(s) without a meeting if authorized by the written consent of a Majority in Interest. In no instance where action is authorized by written consent need a meeting of Member(s) be called or noticed. However, a copy of the action taken by written consent must be promptly sent to all Member(s) and filed with the <u>records</u> of the Company.

4.4.   PLACE OF MEETINGS OF MEMBER(S). All annual meetings and any special meetings of the Member(s) shall be held at any place designated by the Managers or the Member(s), or, if no such place is designated, then at the principal executive office of the Company, which need not be in Montana.

4.5.   ANNUAL MEETING. An annual meeting of the Member(s) may be held at the place and time designated from time to time by the Managers.

4.6.   SPECIAL MEETINGS. Special meetings of the Member(s), for any purpose or purposes whatsoever, may be called at any time by the Managers or by the Member(s). Except in special cases where another express provision is made by statute, notice of such special meetings shall be given in the same manner as for annual meetings of Member(s). Notices of any special meetings shall specify, in addition to the place, day, and hour of such meetings, the purpose or purposes for which the meeting is called.

4.7.   MEETING NOTICE. Reasonable advance notice of any meeting scheduled under this Agreement must be given to each Member entitled to vote at the meeting.

5.   LIMITED LIABILITY

5.1.   LIMITATION OF LIABILITY. The liability of the Member(s) will be limited according to state law. No Member is an agent of any other Member of the Company, solely by reason of being a Member.

5.2.   INDEMNIFICATION. The Company will indemnify any person who was or is a party defendant or is threatened to be made a party defendant, in a pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that the person is or was a Member of the Company, employee, or agent of the Company, or is or was serving at the request of the Company, for instant expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the Member(s) determine that the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action proceeding, has no reasonable cause to believe their conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of "no lo Contendere" or its equivalent, does not in itself create a presumption that the person did or did not act in good faith and in a manner which he or she reasonably believed to be in the best interest of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that their conduct was lawful.

6.   RECORDS

6.1.   The Member(s) must keep the following at the company's principal place of business or other location:

(a)   current list of the full name and the last known street address of each Member;

(b)   a copy of the Articles of Organization, this operating agreement, and all amendments to either document;

(c)   Copies of Company's federal, state, and local income tax returns and reports for the three (3) most recent years; and

(d)   Copies of the Company's financial statements for the three (3) most recent years.

7.   COMPENSATION

7.1.   MANAGEMENT FEE. Any Member rendering services to the Company is entitled to compensation proportionate with the value of those services.

7.2.   REIMBURSEMENT. The Company must reimburse the Member(s) for all direct out-of-pocket expenses incurred by them in managing the Company.

8.   BOOKKEEPING

8.1.   BOOKS. The Company will maintain a complete and accurate accounting of the Company's affairs at the Company's principal place of business. The Member(s) may select the method of accounting and the company's accounting period will be the calendar year.

8.2.   MEMBER'S ACCOUNTS. The Member(s) must maintain separate capital and distribution accounts for each Member. Each Member's capital account will be determined and maintained in the manner provided by federal law and will consist of their initial capital contribution increased by:

(a)   Any additional capital contribution made by the Member;

(b)   Credit balances transferred from the Member's distribution account to their capital account;

and decreased by:

(c)   Distributions to the Member in reduction of Company capital;

(d)   The Member's share of Company losses if charged to his or her capital account.

8.3.   REPORTS. The Member(s) will close the books of account after the close of each calendar year and will prepare a statement of such Member's distributive share of income and expense for income tax reporting purposes.

9.   TRANSFERS

9.1.   ASSIGNMENT. If a Member proposes to sell, assign, or otherwise dispose of all or any part of their interest in the Company, that Member must first make a written offer to sell their interest to the other Member(s) at a price determined by mutual agreement. If the other Member(s) decline or fail to elect such interest within thirty (30) days, and if the sale or assignment is made and the Member(s) fail to approve this sale or assignment unanimously then, pursuant to the applicable law, the purchaser or assignee will have no right to participate in the management of the business and affairs of the Company. The purchaser or assignee will only be entitled to receive the share of the profits or other compensation by way of income and the return of contributions to which that Member would otherwise be entitled.

10.   DISSOLUTION

10.1.   DISSOLUTION. The Member(s) may dissolve the company at any time. The Member may NOT dissolve the company for a loss of Membership interests. Upon dissolution, the company must pay its debts first before distributing cash, and/or assets to the Member or their interests. The dissolution may only be ordered by the Member(s), not by the owner of the Member's interests.

CERTIFICATION OF MEMBER

The undersigned hereby agree, acknowledge, and certify that the foregoing operating agreement is adopted and approved by each Member as of this 25th day of June, 2021.

WINECAPITAL, LLC

_____

By: Luigi Boschin

Dated: June 25, 2021

Percentage Interest: 100%